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                                                                    EXHIBIT 23.2

                          Independent Auditors' Consent

The Board of Directors
Central Freight Lines, Inc.:

We consent to the use of our report dated February 20, 2003, with respect to the consolidated balance sheets of Central Freight Lines, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, included herein and to the reference to our firm under the heading "Experts" in the prospectus. Our report refers to a change in the method of accounting for goodwill and other intangible assets.

/s/ KPMG LLP
Dallas, Texas
November 21, 2003